IN THE MATTER OF

FILE NO. 70-9627

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Allegheny Energy, Inc.	Allegheny Energy Supply Company, LLC
10435 Downsville Pike	4350 Northern Pike
Hagerstown, MD 21740	Monroeville, PA 15146-2841

The Potomac Edison Company	Allegheny Energy Service Corporation
(d/b/a Allegheny Power)	10435 Downsville Pike
10435 Downsville Pike	Hagerstown, Maryland 21740
Hagerstown, Maryland 21740

__________________________________

THIS IS TO AMEND THE RULE 24 CERTIFICATION DATED MARCH 27, 2001 AND TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration referenced herein and the related Orders of the Securities and Exchange Commission with respect thereto, Applicants have carried out the transactions listed below:

Item 1 is amended to read:

  Pursuant to Holding Co. Release No. 27205 issued in File No. 70-9627, the Potomac Edison Company, on August 1, 2000, transferred certain of its Generating Assets at book value to its affiliate Allegheny Energy Supply Company, LLC. The term "Generating Assets" did not include Potomac Edison's 100% interest in the Luray, Newport, Shenandoah, and Warren hydroelectric generating stations located in Virginia or the Riverton property, which together represent less than 1% of the total net book value.

This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.

ALLEGHENY ENERGY, INC.

/S/ MARLEEN BROOKS

Marleen Brooks
Secretary of Allegheny Energy, Inc.

Date: April 30, 2001